UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF
 THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

Commission file no. 1-11430

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MINERALS TECHNOLOGIES INC.
 SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MINERALS TECHNOLOGIES INC.

 622 Third Avenue
New York, New York, 10017-6707

Report of Independent Registered Public Accounting Firm

The Savings and Investment Plan Committee
 of Minerals Technologies Inc.:

We have audited the accompanying statements of net assets available for benefits of the Minerals Technologies Inc. Savings and Investment Plan (the Plan) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan's 2016 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information in the accompanying schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2016 is fairly stated in all material respects in relation to the 2016 financial statements as a whole.

/s/ KPMG LLP

New York, New York
June 21, 2017

MINERALS TECHNOLOGIES INC. SAVINGS AND INVESTMENT PLAN Statements of Net Assets Available for Benefits (in thousands)

	December 31,
	2016	2015
Assets:
Investments, at fair value (Note 3):
Cash equivalents	$2,306	$2,477
In securities of participating employer	46,143	34,303
In securities of unaffiliated issuers:
Common stock	14,471	16,297
Common collective funds	65,496	57,003
Mutual funds	102,370	108,702
Total investments, at fair value	230,786	218,782

Fully benefit–responsive investment contracts, at contract value	71,990	71,775
Notes receivable from participants	4,989	5,460

Net assets available for benefits	$307,765	$296,017

See accompanying notes to the financial statements.

MINERALS TECHNOLOGIES INC. SAVINGS AND INVESTMENT PLAN Statements of Changes in Net Assets Available for Benefits (in thousands)

	Year Ended December 31,
	2016	2015
Additions to net assets attributed to:
Investment income:
Net appreciation (depreciation) in fair value of investments	$36,285	$(17,597)
Dividends	2,462	2,501
Interest	1,167	1,283

Investment (loss) income	39,914	(13,813)

Interest from notes receivable from participants	223	245

Contributions:
Participants	11,402	13,294
Employer	6,533	6,282

Total contributions	17,935	19,576

Total additions	58,072	6,008

Reductions from net assets attributed to:
Benefits paid to participants	46,217	40,385
Administrative expenses	107	177

Total reductions	46,324	40,562

Net increase (decrease) before transfer	11,748	(34,554)

Transfer from AMCOL International Savings and Investment Plan (Note 1)	--	120,799

Net increase after transfer	11,748	86,245

Net assets available for benefits:
Beginning of year	296,017	209,772
End of year	$307,765	$296,017

See accompanying notes to the financial statements.

MINERALS TECHNOLOGIES INC.
 SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
 December 31, 2016 and 2015

(1)	Description of Plan

The following description of the Minerals Technologies Inc. Savings and Investment Plan (the Plan) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan sponsored by Minerals Technologies Inc. (the Plan Sponsor or Company).  Employees who generally work more than 20 hours per week become eligible to participate in the Plan on the date of their employment.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Contributions

Participants may elect to contribute between 2% and 20% of eligible earnings (as defined). Contributions may be made on a before-tax basis, on an after-tax basis, or on a combined basis.  Employee contributions of the first 3% of the participant's eligible contributions will be matched 100% by the Company and the next 2% will be matched 50% by the Company to a maximum limit of $265,000.  Employee contributions in excess of 5% will not be matched. While it is the Company's intention to make matching contributions each payroll period, the Company's Board of Directors reserves the right to increase, reduce or eliminate matching contributions for any Plan Year, or for any payroll period. The Company's matching contributions are invested solely in the Company's common stock. Participants can, at any time, transfer or reallocate amounts held in the MTI Common Stock Fund to another fund under the Plan.
Employees initially eligible to participate in the Plan on or after January 1, 2012 will be automatically enrolled at a 3% contribution rate.  Newly eligible participants have approximately 45 days from their initial eligibility date to choose a different pre-tax percentage, contribute on an after-tax basis or to opt not to participate in the Plan.

Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants direct the investment of their contributions into various investment options offered by the Plan.  The maximum before-tax contribution limit for participants under age 50 was $18,000 for 2016 and 2015.  However, a participant's contributions may be further increased or reduced based on the rules and regulations of the Internal Revenue Code (IRC). All eligible employees who are projected to attain age 50 before the end of the year will be eligible to make pre-tax catch-up contributions in accordance with certain regulations.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings or loss, and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting
Participants are fully vested in the entire value of their accounts at the time of contribution.
Investment Options
Each participant in the Plan elects to have contributions invested in any one or a combination of the following separate investment options as of December 31, 2016:
New York Life Insurance Anchor Account III: This fund is a New York Life Insurance Company pooled separate account which invests in fixed income securities.
BlackRock US Government Bond Portfolio: This fund invests in bonds backed by the U.S. government or by government-linked agencies.
Prudential Total Return Bond Fund: This fund invests primarily in bonds.

State Street Target Retirement Securities Lending Series Funds: These funds are designed to incorporate a broad range of asset classes to provide diversification of returns and risks consistent with a stated time horizon. The Strategy Funds asset mix becomes progressively more conservative over time as the strategy target date grows nearer. The strategy target dates range from 2015 to 2055. There is also an age based lifetime strategy fund. The investments are in a combination of U.S. stocks, international stocks, bonds and cash.

MINERALS TECHNOLOGIES INC.
 SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
 December 31, 2016 and 2015

Alliance Bernstein Discovery Value Fund: This fund invests primarily in small and mid-capitalization stocks.
American Beacon Large Cap Value Fund: The fund normally invests at least 80% of assets in equity securities of large market capitalization U.S. companies.

American Funds - Fundamental Investors Fund: This fund invests primarily in common stocks and may invest significantly in securities of issuers domiciled outside the U.S. and Canada and not included in the S&P 500 Index.

Black Rock Equity Index Fund: This fund invests in the same stocks held in the S & P 500 Index.
Eaton Vance AtlCapSMID-Cap: This fund invests primarily in small and mid-capitalization stocks.

Ivy International Core Equity Fund: This fund invests primarily in equity securities of companies located in, or principally traded largely in developed European and Asian/Pacific Basin markets.  This fund typically will have less than 20% of assets invested in U.S. stocks.

Janus Triton Fund (I): This fund invests in equity securities of small and medium-sized companies.

Mainstay Balanced Fund: This fund is invested in stocks, bonds and cash equivalents.  Approximately 60% of the fund is invested in mid and large capitalization stock and 40% in fixed income securities and cash equivalents.

MFS International Value R4 Fund: This fund primarily invests its assets in foreign equity securities, including emerging market equity securities.

Vanguard Life Strategy Conservative Growth Fund: This fund is invested in stocks, bonds and cash equivalents.  Approximately 60% of the fund's assets are invested in bonds and 40% in common stocks and cash equivalents.

Vanguard Life Strategy Growth Fund: This fund is invested in stocks and bonds. Approximately 80% of the fund's assets are invested in stocks and 20% in bonds.

Vanguard Life Strategy Moderate Growth Fund: This fund is invested in stocks, bonds and cash equivalents.  Approximately 60% of the fund is invested in mid and large capitalization stock and 40% in fixed income securities and cash equivalents.

Wells Fargo Advantage Large Growth Fund: This fund invests primarily in stocks.  Approximately 80% of its net assets are invested in equity securities of large-capitalization companies and up to 25% of its total assets in equity securities of foreign issuers.

State Street Russell Small/Mid Cap Index Non-Lending Series Fund: This fund is designed to match the risk and return of the Russell 2000 Index, a broadly based average of the U.S. equity market.

State Street S&P Midcap 400 Index Securities Lending Series Fund: This fund is designed to match the risk and return of the Standard & Poor's 400 Index, a broadly based average of the U.S. equity market.

MTI Common Stock Fund: This fund invests in the Company's common stock.  The MTI Common Stock Fund is a participant-directed fund. All Company matching contributions are invested in this fund, and once deposited; the investments are participant-directed.

Pfizer Common Stock Fund: This fund invests in the common stock of Pfizer Inc.  The fund holds contributions to the Pfizer Common Stock Fund, which were transferred from Pfizer Inc. when the Plan was established.  No new contributions or transfers can be made into this fund, however, participants are allowed to transfer balances from this fund into other investment options.

TD Ameritrade Brokerage Account: This is a participant-directed brokerage account which invests primarily in a variety of publicly available mutual funds, common stock and cash and cash equivalents.
Notes Receivable from Participants

Participants may borrow from their accounts an amount up to $50,000 or 50 percent of their account balance, whichever is less. The minimum amount a participant may borrow is $1,000. The loan repayments and interest earned are allocated to each eligible investment option based upon the participant's current contribution election percentages.

Loans must be repaid over a period of not more than five years; however, if the loan is used to purchase a principal residence, the loan can be repaid over a period of not more than fifteen years. The loans are secured by the balance in the participant's account and bear interest at rates that range from 4.25% to 9.75% for 2016 and 4.25% to 10.50% for 2015 which are fixed at the time of the loan and which are commensurate with prevailing rates as determined quarterly by the Plan administrator.

MINERALS TECHNOLOGIES INC.
 SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2016 and 2015
Payment of Benefits

On termination of service due to death, disability, retirement, or other reasons, a participant would receive a lump-sum amount equal to the value of the participant's account.  In-service withdrawals, including hardship withdrawals, may also be made under certain circumstances.
Transfers
On May 9, 2014, pursuant to the Merger Agreement dated March 10, 2014, the Company acquired AMCOL International Corporation ("AMCOL").  As a result of the acquisition and subsequent integration, the Savings and Investment Plan of AMCOL International was merged into the Minerals Technologies Inc. Savings and Investment Plan effective January 1, 2015.

(2)	Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting. Certain reclassifications were made to prior year amounts to conform to current year presentation.
Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Asset Valuation and Income Recognition

The Plan's investments are stated at fair value except for the fully benefit responsive contract which is stated at contract value.  Short-term investments are recorded at cost, which approximates fair value.  The common stock within the MTI Common Stock Fund, Pfizer Common Stock Fund, and the shares of mutual funds, including those held in the brokerage account are valued using quoted market prices.  Common collective funds are stated at fair value reported by the fund manager based on the underlying investments within each fund and are expressed in units representing the net asset value of each fund.  The value of a unit will fluctuate in response to various factors including, but not limited to, the price of the underlying shares, dividends paid, earnings and losses, and the mix of assets in the respective fund. These investments do not have a readily determinable fair value and the Fund relies on net asset values as the fair value for certain investments as of the Plan's measurement date.

Purchases and sales of securities are recorded on a trade date basis.  The net appreciation (depreciation) in fair value of investments consists of the net realized gains and losses from the sale of investments and the unrealized appreciation (depreciation) of the fair value for the investments remaining in the Plan.

Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis.

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based upon the terms of the plan agreement.

Payment of Benefits
Benefits are recorded when paid.

MINERALS TECHNOLOGIES INC.
 SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2016 and 2015
Recent Accounting Pronouncements

On May 1, 2015, the FASB issued ASU No. 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which removes the requirement to categorize within the fair value hierarchy all investments for which the fair value is measured using the net asset value per share practical expedient. The ASU also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient.  The ASU is effective for public business entities for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Early adoption is permitted. The Company has adopted this guidance effective January 1, 2016.  The adoption of this ASU has not had a material impact on the Company's financial statements.
In July 2015, the FASB issued ASU 2015-12, Plan Accounting—Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962) and Health and Welfare Benefit Plans (Topic 965), I. Fully Benefit-Responsive Investment Contracts, II. Plan Investment Disclosures, III. Measurement Date Practical Expedient.  The standard amends three parts of plan accounting.  The amendments in Part I remove the requirement to measure fully-benefit responsive investment contracts at fair value and now requires contracts to be measured, presented, and disclosed only at contract value.  Part II of the amendment eliminates the requirement to disclose (1) individual investments that represent 5 percent or more of net assets available for benefits and (2) the net appreciation or depreciation for investment by general type.  Finally, Part III of the amendment proves a practical expedient to permit plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan's fiscal year-end, when the fiscal period does not coincide with a month-end. The amendments in Part I, II, and III of the ASU are effective for fiscal years beginning after December 15, 2015. The Company has adopted the provisions of this pronouncement effective January 1, 2016 and as such, fully-benefit responsive investment contracts are disclosed at contract value.  This guidance was applied retrospectively.  Disclosures regarding investments representing more than 5 percent of net assets and net appreciation or deprecation by investment type have been eliminated.  The adoption of this ASU has not had a material impact on the Company's financial statements and did not impact the net assets available for benefits as of December 31, 2015.

(3)	Fair Value Measurements

There is a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016 or 2015.

Equity securities: The fair value is based on the unadjusted closing price reported on the active market on which the security is traded and is classified within Level 1 of the fair value hierarchy.

Mutual funds:  Registered investment companies are public investment vehicles valued using net asset value ("NAV") provided by the administrator of the mutual fund. These securities are valued using quoted market prices.  The NAV is an unadjusted quoted price on an active market and classified within Level 1 of the fair value hierarchy.

Common collective funds: Valued at the fair using the NAV provided by the fund trustee as a practical expedient based on the value of the underlying assets owned by the trust, minus its liabilities, and then divided by the number of shares outstanding. The Fund relies on net asset values as the fair value for common collective funds as of the Plan's measurement date.  There are no imposed redemption restrictions nor does the Plan have any contractual obligations to further invest in the common collective trust funds. Effective January 1, 2016, the Company adopted the provisions of ASU 2015-07.  As such, investments measured using NAV as a practical expedient are no longer categorized within the fair value hierarchy.  Prior year fair value has been restated in accordance with the provisions of the new guidance.

MINERALS TECHNOLOGIES INC.
 SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
 December 31, 2016 and 2015

Cash equivalents: The carrying value approximates fair value and is classified within Level 1 of the fair value hierarchy.

The following tables sets forth by level, the Plan's financial assets at fair value as of December 31, 2016 and 2015. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels. The method described above may produce a fair value that may not be indicative of net realizable value or reflective of future fair value. There were no transfers between fair value levels during 2016 and 2015.

MINERALS TECHNOLOGIES INC.
 SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
 December 31, 2016 and 2015

As of December 31, 2016 (dollars in thousands)
	Investments at Fair Value as determined by Quoted Prices in active markets (Level I)		Valuation techniques based on observable market data (Level II)		Valuation techniques incorporating information other than observable market data (Level III)	Total Investments measured at Fair Value at December 31, 2016

Cash equivalents	$2,306		$--		$--	$2,306

Mutual funds
Fixed income funds	$10,216		$--		$--	$10,216
Equity Funds	$51,559		$--		$--	$51,559
Growth & Income funds	$39,244		$--		$--	$39,244

Mutual funds - Participant-Directed Brokerage Account
Equity Funds –Capital Growth	$936		$--		$--	$936
Equity Funds – Current Income	$70		$--		$--	$70
Balanced Funds	$70	$		$		$70
Fixed Income Funds	$241		$--		$--	$241
Total Return Funds	$21	$		$		$21
International Funds	$13		$--		$--	$13

Total mutual funds	$102,370		$--		$--	$102,370

Common stock
Participant-Directed Brokerage Account	$720		$--		$--	$720
Pharmaceuticals	$13,751		$--		$--	$13,751
Industrial	$46,143		$--		$--	$46,143
Total common stock	$60,614		$--		$--	$60,614

Other investments measured at net asset value	$--		$--		$--	$65,496

Total investments	$165,290		$--		$--	$230,786

MINERALS TECHNOLOGIES INC.
 SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
 December 31, 2016 and 2015

As of December 31, 2015 (dollars in thousands)
	Investments at Fair Value as determined by Quoted Prices in active markets (Level I)		Valuation techniques based on observable market data (Level II)		Valuation techniques incorporating information other than observable market data (Level III)	Total Investments measured at Fair Value at December 31, 2015

Cash equivalents	$2,477		$--		$--	$2,477

Mutual funds
Fixed income funds	$9,805		$--		$--	$9,805
Equity Funds	$52,056		$--		$--	$52,056
Growth & Income funds	$41,338		$--		$--	$41,338

Mutual funds - Participant-Directed Brokerage Account
Equity Funds –Capital Growth	$2,511		$--		$--	$2,511
Equity Funds – Current Income	$902		$--		$--	$902
Balanced Funds	$887	$		$		$887
Fixed Income Funds	$921		$--		$--	$921
Total Return Funds	$-	$		$		$-
International Funds	$282		$--		$--	$282

Total mutual funds	$108,702		$--		$--	$108,702

Common stock
Participant-Directed Brokerage Account	$724		$--		$--	$724
Pharmaceuticals	$15,573		$--		$--	$15,573
Industrial	$34,303		$--		$--	$34,303
Total common stock	$50,600		$--		$--	$50,600

Other investments measured at net asset value	$--		$--		$--	$57,003

Total investments	$161,779		$--		$--	$218,782

MINERALS TECHNOLOGIES INC.
 SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
 December 31, 2016 and 2015

(4)	Fully Benefit Responsive Contract

The Plan invests in the New York Life Insurance Anchor Acct III, which is considered a fully benefit responsive contract.  This investment is valued at contract value reported by the fund manager based on the underlying investments within each fund. There are no imposed redemption restrictions.

The average yield of the underlying assets earned by the Plan from the New York Life Insurance Anchor Account III was 2.16% and 2.09% at December 31, 2016 and 2015, respectively. The average crediting interest rate was 1.72% and 1.64% at December 31, 2016 and 2015, respectively.

The existence of certain conditions can limit the Contract's ability to transact at contract value with the issuers of its investment contracts. Specifically, any event outside the normal operation of the Contract that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the Contract or a unitholder, tax disqualification of the Contract or a unitholder, and certain Contract amendments if issuers' consent is not obtained. As of December 31, 2016, the occurrence of an event outside the normal operation of the Contract that would cause a withdrawal from an investment contract is not considered to be probable. To the extent a unitholder suffers a tax disqualification or legal termination event, under normal circumstances it is anticipated that liquid assets would be available to satisfy the redemption of such unitholder's interest in the Contract without the need to access investment contracts.

(5)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan by action of the Company's Board of Directors, subject to the provisions of ERISA.  Upon termination of the Plan, each participant thereby affected would receive the entire value of his or her account as of the date of such termination.  No part of the assets in the investment funds established pursuant to the Plan would at any time revert to the Company.

(6)	Tax Status

The Internal Revenue Service (IRS) determined and informed the Company by a letter dated December 27, 2013, that the Plan and related Trust established thereunder are properly designed and, thus qualified and are tax exempt, respectively, within the meaning of Sections 401(a) and 501(a) of the Internal Revenue Code (IRC).  Although the Plan has been amended and restated since receiving the determination letter, the Company and legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
 U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or de-recognize an asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016 and 2015, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or de-recognition of an asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax audits for years prior to 2013.

(7)	Administrative and Investment Advisor Costs

All costs of administering the Plan are paid by the Plan and amounted to $106,832 and $177,127 for the years ended December 31, 2016 and 2015, respectively. Participants are responsible for any origination and maintenance fees for each loan, and certain expenses for participating in the participant directed brokerage account. Investment advisers are reimbursed for costs incurred or receive a management fee for providing investment advisory services. Investment advisory fees and costs are deducted and reflected in the net appreciation (depreciation) in the fair value of investments on the Statements of Changes in Net Assets Available for Benefits.

(8)	Related-Party Transactions

John Hancock Trust Company LLC is Trustee and recordkeeper of the Plan. Certain Plan investments in the pooled separate account and mainstay mutual funds are managed by New York Life Investment Management LLC, an affiliate of John Hancock Trust Company LLC.

Certain Plan investments are shares of the Company's common stock, which qualify as party-in-interest transactions.

MINERALS TECHNOLOGIES INC.
 SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
 December 31, 2016 and 2015

(9)	Concentration of Risks and Uncertainties

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across several participant-directed fund elections.  Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the MTI and Pfizer common stock funds, which principally invest in securities of a single issuer.

The Plan investments include a number of investment options including MTI and Pfizer common stock and a variety of investment funds, some of which are mutual funds or common collective funds.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets for benefits and participant account balances. Plan investments included a variety of investment that may directly or indirectly invest in securities with contractual cash flows. The value, liquidity, and related income of these securities are sensitive to changes in economic conditions and may be adversely affected by shifts in the market's perception of the issuers and changes in interest rates.

(10)	Subsequent Events

The Plan evaluated events subsequent to December 31, 2016 and through June 21, 2017, the date on which the financial statements were issued, and determined there have not been any events that have occurred that would require adjustment to or disclosure in the financial statements.

(11)	Reconciliation of Financial Statements to Form 5500

Notes receivable from participants are classified as investments on the Form 5500. The following is a reconciliation of  net assets available for benefits per the financial statements as of December 31, 2016  and 2015, respectively, to the Form 5500 (in thousands):

	December 31,
	2016	2015
Net assets available for benefits , per financial statements	$307,765	$296,017
Adjustment from contract value to fair value for
fully benefit-responsive investment contracts	--	(194)

Net assets available for benefits, per the Form 5500	$307,765	$295,823

The following is a reconciliation of the total net increase (decrease) in net assets available for benefits per the financial statements for the year ended December 31, 2016 and 2015, respectively, to the Form 5500 (in thousands):

	December 31,
	2016	2015
Total net increase per the financial statements	$11,748	$86,245

Adjustment from contract value to fair value for fully benefit-
responsive investment contracts - prior year	194	(368)
Transfer of assets	--	(120,799)

Total net (loss) income per the Form 5500	$11,942,	$(34,922)

MINERALS TECHNOLOGIES INC.
 SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2016
 (in thousands)

(a)	(b)	(c)		(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment/interest		Cost	Current Value

	Cash Equivalents:
	PIMCO Government Money Market	Money market account		$1,152	$1,152

	TD Ameritrade Participant-Directed Brokerage Account	various money market accounts		$1,154	$1,154

	Total Cash Equivalents			$2,306	$2,306

	Fully benefit responsive investment contract, at contract value:

*	New York Life Insurance Anchor Acct III	71,990	units	$71,990	$71,990

	Common Collective Funds:

	Target Retirement 2015 Strategy
	State Street Target Retirement 2015 Securities Lending Series Fund	92	units	$1,407	$1,574

	Target Retirement 2020 Strategy
	State Street Target Retirement 2020 Securities Lending Series Fund	65	units	$2,166	$2,503

	Target Retirement 2025 Strategy
	State Street Target Retirement 2025 Securities Lending Series Fund	304	units	$4,777	$5,534

	Target Retirement 2030 Strategy
	State Street Target Retirement 2030 Securities Lending Series Fund	63	units	$2,923	$3,151

	Target Retirement 2035 Strategy
	State Street Target Retirement 2035 Securities Lending Series Fund	117	units	$1,879	$2,123

	Target Retirement 2040 Strategy
	State Street Target Retirement Securities Lending Series Fund	21	units	$1,152	$1,264

	Target Retirement 2045 Strategy
	State Street Target Retirement 2045 Securities Lending Series Fund	77	units	$1,303	$1,418

	Target Retirement 2050 Strategy
	State Street Target Retirement 2050 Securities Lending Series Fund	55	units	$780	$833

	Target Retirement 2055 Strategy
	State Street Target Retirement 2055 Securities Lending Series Fund	35	units	$381	$402

(a)	(b)	(c)		(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment/interest		Cost	Current Value

	Black Rock Equity Index Fund	1,353	units	$22,029	$33,910

	State Street Russell Small/Midcap Index Non-Lending Series Fund	95	units	$3,882	$4,924

	State Street S&P Midcap 400 Index Securities Lending Series Fund	82	units	$5,856	$7,425

	Age Based Lifetime Strategy
	SSgA Age Based Lifetime Income Strategy Fund	27	units	$417	$435

	Total Common Collective Funds			$48,952	$65,496

	Mutual Funds:

	Alliance Bernstein Discovery Value Fund	61	units	$1,233	$1,314

	American Beacon Large Cap Value Fund	201	units	$4,967	$5,174

	American Funds - Fundamental Investors Fund	423	units	$18,899	$23,003

	BlackRock US Government Bond Portfolio	183	units	$1,957	$1,906

	Eaton Vance AtlCapSMID-Cap	99	units	$2,611	$2,749

	Ivy International Core Equity Fund	410	units	$7,379	$6,855

	Janus Triton Fund (I)	136	units	$3,200	$3,247

*	Mainstay Balanced Fund	534	units	$16,013	$17,038

	MFS International Value R4	106	units	$3,663	$3,714

	Prudential Total Return Bond Fund	590	units	$8,472	$8,310

	Vanguard Life Strategy Conservative Growth	176	units	$3,283	$3,254

	Vanguard Life Strategy Growth	144	units	$4,127	$4,151

	Vanguard Life Strategy Moderate Growth	613	units	$14,662	$14,801

	Wells Fargo Advantage Large Cap Growth Fund	128	units	$5,960	$5,503

	Mutual Fund Window
	TD Ameritrade Participant-Directed Brokerage Account	various mutual fund investments		$1,351	$1,351

	Total Mutual Funds			$97,777	$102,370

(a)	(b)	(c)		(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment/interest		Cost	Current Value

	TD Ameritrade Participant-Directed Brokerage Account	various common stock investments		$720	$720
*	MTI Common Stock Fund
	Minerals Technologies Inc.
	Common Stock	597	units	$25,276	$46,143

	Pfizer Common Stock Fund
	Pfizer Inc. Common Stock	423	units	$10,305	$13,751
	Total Common Stock			$36,301	$60,614

*	Notes receivable from participants	574 loans to participants with interest rates of 4.25% to 9.75% with various maturity dates through 2031		$-	$4,989
	Total				$307,765

* Parties in interest, as defined by ERISA.
See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Savings and Investment Plan Committee, which administers the Minerals Technologies Inc. Savings and Investment Plan, have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

Minerals Technologies Inc. Savings and Investment Plan

By:	/s/ Matthew E. Garth
Matthew E. Garth Senior Vice President - Finance and Treasury, Chief Financial Officer Member, Minerals Technologies Inc. Savings and Investment Plan Committee

Date:   June 21, 2017